Exhibit 99.53

Digihost Technology Inc.

QUALIFICATION CERTIFICATE

TO:	Ontario Securities Commission

AND TO:	Alberta Securities Commission
British Columbia Securities Commission

RE:	Preliminary short form base shelf prospectus of Digihost Technology Inc. (the “Issuer”) dated January 28, 2021 (the “Preliminary Short Form Base-Shelf Prospectus”).

The undersigned, Michel Amar, Chief Executive Officer of the Issuer, hereby certifies for and on behalf of the Issuer and not in her personal capacity, that:

1.	This certificate is delivered pursuant to section 4.1(a)(ii) of National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”) and section 7.1 of National Instrument 44-102 – Shelf Distributions relating to the qualification of the Issuer to file a prospectus in the form of a base-shelf prospectus;

2.	the Issuer is relying on the qualification criteria in section 2.2 of NI 44-101 and section 2.2 of NI 44-102 to file a prospectus in the form of a short form prospectus;

3.	the Issuer satisfies the criteria set forth in section 2.2 of NI 44-101 in that:

(a)	the Issuer is an electronic filer under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR);

(b)	the Issuer is a reporting issuer in the Provinces of British Columbia and Alberta;

(c)	the Issuer has filed with the securities regulatory authority in each jurisdiction in which it is a reporting issuer all periodic and timely disclosure documents that it is required to have filed in that jurisdiction

(i)	under applicable securities legislation,

(ii)	pursuant to an order issued by the securities regulatory authority, or

(iii)	pursuant to an undertaking to the securities regulatory authority;

(d)	the Issuer has, in at least one jurisdiction in which it is a reporting issuer,

(i)	current annual financial statements (as such term is defined in NI 44-101), and

(ii)	a current AIF (as such term is defined in NI 44-101);

(e)	the Issuer’s equity securities are listed and posted for trading on a short form eligible exchange and the Issuer is not an issuer

(i)	whose operations have ceased, or

(ii)	whose principal asset is cash, cash equivalents, or its exchange listing; and

4.	all of the material incorporated by reference in the Preliminary Short Form Base Shelf Prospectus and not previously filed is being filed with the Preliminary Short Form Base Shelf Prospectus.

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DATED this 28th day of January, 2021.

DIGIHOST TECHNOLOGY INC.

per:	(signed) “Michel Amar”
	Name:	Michel Amar
	Title:	Chief Executive Officer

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